EXHIBIT 95.1

Mine Safety Disclosure

Our principal goals are safety, honesty and compliance. We firmly believe that an emphasis on these core values fosters a dedicated workforce that, in turn, can yield high production. Central to this mission are our strong training programs that include accident prevention, workplace inspection and examination, emergency response, and compliance. We work with federal and state regulatory agencies to help eliminate safety and health hazards from our workplace and increase safety and compliance awareness throughout the mining industry. We also work closely with local emergency response teams to familiarize them with our facility in order to speed up response times. Lily Group’s Landree Mine has not had a fatality since its establishment in 2010.

The Landree Mine is regulated by the Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). MSHA inspects our mine on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. We present information below regarding certain violations which MSHA has issued with respect to our mine in 2012 through the fourth quarter of 2012. While assessing this information please consider that the number and cost of violations will vary depending on the MSHA inspector and can be contested and appealed, and in that process, and are often reduced in severity and amount, and are sometimes dismissed. We are currently not contesting any citations with MSHA. To our knowledge there is no pending legal action before the MSHA review commission.

The Landree Mine has not been issued written notice from MSHA of a pattern of, or the potential to have a pattern of, violations of mandatory health or safety standards that are of such a nature as could significantly and substantially cause and effect health or safety standards under section 104(e) of the Mine Act.

The table that follows outlines citations and orders issued to us by MSHA during 2012. The citations and orders outlined below may differ from MSHA`s data retrieval system due to timing, special assessed citations, and other factors.

Definitions:

Section 104(a) Significant and Substantial Citations “S&S”: An alleged violation of a mining safety or health standard or regulation where there exists a reasonable likelihood that the hazard outlined will result in an injury or illness of a serious nature.

Section 104(b) Orders:  Failure to abate a 104(a) citation within the period of time prescribed by MSHA. The result of which is an order of immediate withdraw of non-essential persons from the affected area until MSHA determines the violation has been corrected.

Section 104(d) Citations and Orders: An alleged unwarrantable failure to comply with mandatory health and safety standards.

Section 107(a) Orders: An order of withdraw for situations where MSHA has determined that an imminent danger exists.

Section 110(b)(2) Violations: An alleged flagrant violation issued by MSHA under section 110(b)(2) of the Mine Act.

Pattern or Potential Pattern of Violations: A pattern of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of coal mine health or safety hazards under section 104(e) of the Mine Act or a potential to have such a pattern.

Contest of Citations, Orders, or Proposed Penalties: A contest proceeding may be filed with the Commission by the operator or miners/miners representative to challenge the issuance or penalty of a citation or order issued by MSHA.

Through the Fourth Quarter 2012

	Section	Section	Section	Section	Section	Proposed
	104(a)	104(b)	104(d)	107(a)	110(b)(2)	MSHA
Month	Citations	Orders	Citation/Orders	Orders	Violations	Assessments
						(in thousands)
January 2012	1	0	0	0	0	$0.18
February 2012	2	0	1	0	0	$3.00
March 2012	15	0	4	0	0	$11.81
April 2012	1	0	0	0	0	$0.75
May 2012	0	0	0	0	0	$0
June 2012	2	0	0	0	0	$0.20
July 2012	0	0	0	0	0	$0
August 2012	7	0	0	0	0	$0.70
September 2012	4	0	0	0	0	$2.94
October 2012	4	0	2	0	0	$4.59
November 2012	10	0	0	0	0	$1.27
December 2012	7	0	0	0	0	$1.29